ARS

[redacted]

09038668

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2008

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 0-23001

SIGNATURE EYEWEAR, INC.
(Exact name of Registrant as Specified in its Charter)

California (State or Other Jurisdiction of Incorporation or Organization)	**95-3876317** (I.R.S. Employer Identification No.)

498 North Oak Street
Inglewood, California 90302
(Address of Principal Executive Offices, including ZIP Code)

(310) 330-2700
Registrant's Telephone Number, Including Area Code

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each Class	**Name of each Exchange on which Registered**
	None

Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, $.001 Par Value

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulations S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-accelerated Filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. $2,154,484.

On February 6, 2009, the Registrant had 6,955,639 outstanding shares of Common Stock, $.001 par value. The aggregate market value of the 3,651,667 shares of Common Stock held by non-affiliates of the Registrant as of January 20, 2009 was $1,095,500.

DOCUMENTS INCORPORATED BY REFERENCE

None.

PART I

The discussions in this Report contain forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ materially from our expectations are set forth in "Management's Discussion of Financial Condition and Results of Operations--Factors That May Affect Future Operating Results" in Item 7, as well as discussed elsewhere in this Report. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these factors. Those forward-looking statements relate to, among other things, our plans and strategies, new product lines, relationships with licensors, distributors and customers, and the business environment in which we operate.

References in this Report to the "Company", "Signature", "we" or "us" refer to Signature Eyewear, Inc.

Item 1—Description of Business

General

Signature designs, markets and distributes prescription eyeglass frames and sunwear primarily under exclusive brand name licenses. In our fiscal year ended October 31, 2008, our eyewear lines included bebe eyes, Carmen Marc Valvo Eyewear, Cutter & Buck Eyewear, Dakota Smith Eyewear, Hart Schaffner Marx Eyewear, Hummer Eyegear, Laura Ashley Eyewear, Nicole Miller Eyewear, and our proprietary Signature line. We will introduce a new line, Michael Stars Eyewear, in the spring of 2009.

We sell and distribute our products: (1) to independent optical retailers in the United States, primarily through our national direct sales force and independent sales representatives; (2) to retail chains and department stores; (3) internationally, primarily through exclusive distributors in foreign countries and a direct sales force in Western Europe; and (4) through selected distributors in the United States.

Business Strategy

Our focus in fiscal 2009 will be to maintain market position of our mature brands while generating additional revenues from our newer brands, the launch of our Michael Stars Eyewear collection and the re-launch of our Signature collection targeted to the value segment of the frame market. We have maintained relatively consistent levels of operating expenses during the past three fiscal years, and believe that we may be able to increase revenues without materially increasing our general and administrative expenses. However, growth in revenues will be challenging in light of the troubled domestic and world economies, continued flat revenues in the optical frame industry and increasing price competition.

Our 2009 plan includes the following:

- launch Michael Stars Eyewear in the spring of 2009;
- re-launch the Signature collection in the spring of 2009, at lower prices targeted to today's value market;
- continue to develop and grow our sunwear business;
- increase efforts to sell to mid-size optical retail chains and department stores;
- continue to build the direct sales force in the United States to increase sales to independent optical retailers, including optometrists, opticians and ophthalmologists, which sales have higher gross margins than sales to optical retail chains;

- maintain international sales by expanding into smaller foreign markets and reduce expenses related to operating and promoting the international business; and

- continue to focus on unique frame design, outstanding customer service and quality control.

Our longer-term strategy for increasing revenues includes the acquisition of additional eyewear and sunwear licenses and companies engaged in the distribution and sale of eyewear and/or sunwear.

Industry Overview

The total vision care industry in the United States generated $25.6 billion in revenues during the 12 months ended September 30, 2008, a 2.5% decrease when compared to the prior 12-month period. Frame sales represented the largest share (30.9%) of the vision care market, generating revenues of approximately $7.9 billion, a 3.2% decrease over the prior 12 months. During this 12-month period, independent optical retailers represented 45.8% of the frame market as compared to 44.7% the prior year.

Products

Our products include prescription eyeglass frames and sunwear. The following table provides certain information about the market segments, introduction dates and approximate retail prices of our products as of January 2009:

Brand Name/Segment	Customer Gender	Year Introduced	Approximate Retail Prices[1]
bebe eyes			
Prescription	Women	2000	$100-$250
Sunwear	Women	2005	$100-$200
Carmen Marc Valvo			
Prescription	Women	2008	$175-$350
Sunwear	Women	2008	$100-$300
Cutter & Buck			
Prescription	Men/Women	2006	$100-$150
Sunwear	Men/Women	2006	$90-$150
Dakota Smith			
Prescription	Unisex	1992	$90-$150
Sunwear	Unisex	1992	$75-$125
Hart Schaffner Marx			
Prescription	Men	1996	$120-$200
Hummer			
Prescription	Men/Women	2005	$100-$175
Sunwear	Men/Women	2005	$100-$250
Laura Ashley			
Prescription	Women	1992	$125-$180
Sunwear	Women	1993	$75-$100
Michael Stars			
Prescription	Women	Launch 2009	$95-$150
Sunwear	Women	Launch 2009	$75-$130
Nicole Miller			
Prescription	Women	1993	$120-$250
Sunwear	Women	1993	$75-$175
Signature Collection			
Prescription	Men/Women	1999	$70-$120

(1) Retail prices are established by retailers, not by us.

Frame Design. Frame styles are developed by our in-house design team, which works in close collaboration with many respected frame manufacturers throughout the world to develop unique designs and technologies. Once the factory develops a prototype, we present the style to the licensor for approval. Following approval, we contract to manufacture the style. By these methods, we are able to choose from the strengths of a variety of factories worldwide and to avoid reliance on any one factory. Our designers continue to work closely with the factory at every stage of the manufacturing process to assure quality.

Our metal frames generally require over 200 production steps to manufacture, including hand soldering of bridges, fronts and endpieces. Many of our metal frames take advantage of modern technical advances, such as thinner spring hinges (which flex outward and spring back) and lighter metal alloys, both of which permit the manufacture of frames that are thinner and lighter while retaining strength. We also take advantage of technical advances in plastic frames, such as laminated plastics that are layered in contrasting and/or complementary colors, as well as laser carving these materials to add unique design details.

Quality Control. We only use manufacturers we believe are capable of meeting our criteria for quality, delivery and attention to design detail. We specify the materials to be used in our frames, and approve drawings and prototypes before committing to production. We place our initial orders for each style approximately six months before the style is released, and require the factory to deliver samples for our quality assurance program. Our designers examine all sample shipments and this process provides sufficient time to resolve problems with a style's quality before its release date. If, at any stage of the quality control process, frames do not meet our quality standards, we return them to the factory with instructions to improve the specific quality problems. Historically, we have had a low defective frame rate and our manufacturers share in the cost of replacing defective frames.

Our frame manufacturers test all of our sunwear for optical clarity based on United States, European and Australian standards. All our prescription frames must pass eye shape tolerance requirements with specialized Gerber testing equipment.

Our products are subject to governmental health safety regulations in the United States and most countries. Our products are also subject to import duties and tariffs on frames exported to countries outside of the United States. We regularly inspect our products to ensure compliance with applicable requirements and safety standards.

Marketing, Merchandising and Sales Programs. We produce marketing, merchandising and sales promotion programs to help optical retailers, as well as our sales representatives, promote sales. For optical retailers, we develop unique in-store displays that are custom made to complement our brands. We also believe product packaging is essential and can be used at point of sale or on displays as an added selling feature. Additionally, we create presentation materials, marketing bulletins, catalogues, graphics and posters, and other sales tools to facilitate professional presentations by our sales representatives. We motivate our sales representatives by sales contests and individual performance awards.

Cases. Our frames are sold with cases that are designed and manufactured to our specifications to complement the brand. In many circumstances, the cases are used in our in-store displays.

Brands

bebe eyes

The "bebe look," with its signature hint of sensuality, appeals to hip, sophisticated women who seek current fashion trends interpreted to suit their style and budget. The bebe eyes collection captures the spirit of the bebe brand through sexy, provocative styles with bold colors and logo accents. During the last two fiscal years, we expanded the prescription sunwear line. Eye-catching point-of-purchase displays feature distinctive on-model imagery, and frame displays were revised to reflect the image of the brand at retail.

We have the exclusive right to market and sell bebe eyes in the United States, Canada and a number of other countries pursuant to a license agreement that expires in June 2010. The license agreement contains minimum net sales and minimum royalty requirements. The licensor may terminate the license if, without the prior approval of the licensor, a majority of our Common Stock is acquired by: (i) either a women's apparel company or another entity and (ii) either our financial and operational condition is impaired or the acquirer makes material changes in the key management personnel in charge of the license.

Carmen Marc Valvo Eyewear

Carmen Marc Valvo is a well-known American designer with celebrity clientele whose collections include couture gowns, evening cocktail dresses and swimwear. Carmen Marc Valvo Eyewear includes both sunwear and prescription eyeglass frames of contemporary elegance, with the attention to detail as seen in Carmen's couture clothing and lace designs. The collection includes styles for women over 30, with coloration, fine attention to detail and a fit range that will appeal to women around the world. This luxury collection has expanded our product assortment and has helped us penetrate into new optical retailers. Our Carmen Marc Valvo Eyewear collection was voted the best new product at the international Vision Expo in April 2008.

We have the exclusive worldwide right to market and sell Carmen Marc Valvo Eyewear pursuant to a license agreement that expires in January 2012. We have the right to renew the license for an additional three years provided we are in compliance with the license agreement. The license agreement contains minimum annual royalty requirements.

Cutter & Buck Eyewear

Cutter & Buck Eyewear is designed to appeal to the consumer who is looking for time-honored styling that has been updated with today's technology, design advancements, and modern color combinations. Inspired by Cutter & Buck's country club heritage, the frames incorporate greens, blues and browns. Materials for our prescription frames include "memory" metals, wearable plastic tones, and high-tech metal styles targeted toward the "big and tall" and traditionally classic consumer. Sunwear includes both performance wraps and fashionable shapes for outdoor activities, with polarized and Cr-39 lenses. Most of the sunwear styles are Rx-able.

We have the exclusive worldwide right to market and sell Cutter & Buck Eyewear pursuant to a license agreement that expires in December 2009. We may renew the license through December 2011 provided we are in compliance with the license agreement. The license agreement contains minimum annual royalty requirements.

Dakota Smith Eyewear

Dakota Smith Eyewear targets men and women with eclectic designs that capture the American spirit. The collection features high quality titanium and colorful plastic prescription frames and sunwear at an affordable price. Dakota Smith sunwear features superior lens optics. The collection is showcased at the point of sale with unique displays and casual lifestyle images. For 2009, the collection will have a contemporary, rebellious make-over with new logo and branding elements for attracting a younger consumer.

We have the exclusive right to market and sell Dakota Smith Eyewear in the United States, Canada and a number of other countries pursuant to a license agreement that expires in February 2010. The license agreement contains minimum annual royalty requirements.

Hart Schaffner Marx Eyewear

The Hart Schaffner Marx Eyewear collection is distinctively masculine, targeted at men who seek quality, comfort and fit. Hart Schaffner Marx, a subsidiary of Hartmarx Corporation and a leading manufacturer of tailored clothing, has an image of enduring quality, and is a recognized name among men who purchase apparel in the medium to high price range. Because men are generally concerned with both function and fashion, the frames contain features that enhance their durability. The highest quality components are utilized for each style and unique accents of garment patterns and leather inlays offer a distinctive touch. Select styles feature titanium, a material renowned for its strength and lightweight qualities. The collection is designed to fit a broad spectrum of men, and selected styles have longer temples and larger sizes than those generally available.

We have the exclusive right to market and sell Hart Schaffner Marx Eyewear in the United States and certain other countries through a license agreement that expires on December 31, 2010. We may renew the license agreement for one two-year period provided we are not in default under the license agreement. The license agreement contains minimum annual net sales and minimum annual royalty requirements. The licensor may terminate the license agreement if someone acquires more than 50% of our outstanding voting securities, or we fail to perform our material obligations under the license agreement.

Hummer Eyegear

Hummer Eyegear differentiates itself by drawing from the unique image of strength, independence and confidence that Hummer embodies. Hummer Eyegear includes optical and sunwear styles, made from durable, innovative lens technology, innovative materials and bold, stylish designs.

We have the exclusive right to market and sell Hummer Eyegear in the United States and certain other countries through a license agreement with General Motors Corporation that expires in June 2010. The license agreement contains minimum annual royalty requirements. The licensor may terminate the license agreement if we do not obtain the prior approval of the licensor for any change in the ownership, control or direction of our business.

Laura Ashley Eyewear

As a reflection of one of Europe's strongest retailers, Laura Ashley Eyewear is designed to be feminine and classic, although the newly renewed looks of the brand are much more fashionable without being trendy. The hallmark of Laura Ashley Eyewear is its attention to detail, and the collection is known for its unique designs on the temples of the frames. Our strategy for this collection for 2007 was to introduce a small group of contemporary frames for a new audience. This has proven successful and will be a large part of the design direction for 2009.

We have the exclusive right to market and sell Laura Ashley Eyewear in the United States, the United Kingdom and certain other countries through a license agreement that expires in January 2010. The licensor may terminate the license before its term expires under certain circumstances, including if management or control of Signature passes from its present managers, shareholders or controllers to other parties whom Laura Ashley may reasonably regard as unsuitable, or if minimum sales requirements are not met in any two years.

Michael Stars Eyewear

We will introduce Michael Stars Eyewear, including prescription frames and sunwear for women, in the spring of 2009. Michael Stars specializes in beachside lifestyle and sells more than 200 styles of T-shirts, as well as maternity, cashmere and dress collections and, most recently, active wear for women. The Michael Stars Eyewear collection conveys a relaxed, casual lifestyle emphasizing color and style, with subtle logo applications. The frame color palates will be derived from the array of seasonal fabrics inspired by the Michael Stars clothing line.

We have the exclusive worldwide right to market and sell Michael Stars Eyewear through a license agreement with Michael Stars, Inc. entered into in May 2008. The license agreement expires October 31, 2011, and we have the right to renew the license for one additional two-year term provided we are in compliance with the license agreement and meet the minimum royalty requirements. The license agreement contains minimum annual royalty requirements.

Nicole Miller Eyewear

Nicole Miller Eyewear is targeted at the sophisticated, style-conscious modern woman who creates her own fashion trends with contemporary elegance. For more than 25 years Nicole Miller has designed beautifully cut garments in exquisitely drawn prints in New York City. The Nicole Miller Eyewear collection exudes the essence of Nicole's vision with unusual color treatments and design elements, complementing Nicole's clothing, handbags and accessories. Our Nicole Miller Luxury Collection was voted the best new collection of eyewear at Vision Expo West in 2007.

We have the exclusive right to market and sell frames and sunwear using the Nicole Miller trademark throughout the world, excluding Japan, through a license agreement that expires in March 2012. The license agreement contains minimum annual royalty requirements and minimum annual sales requirements.

Signature Collections

Our house-brand Signature Collections comprise multiple segments, each targeting niches not otherwise filled by our brand-name collections. Our goals related to that line are to position us to compete more effectively against other optical companies that have direct sales forces; to enable us to offer products in segments not served by our licensed collections; to allow us to develop products more quickly; and to reach the value markets by offering good quality, lower-priced styles.

The cost to retailers of frames in our own lines is generally less than frames with brand names, because the latter command greater retail prices, and we pay no licensing fees on our own lines. Moreover, the styling of our own lines can be more flexible, because we are able to change the styling and merchandising more rapidly without the often time-consuming requirement of obtaining licensor approval.

Customers

Our products are currently sold in the United States and in approximately 30 other countries. In fiscal 2008, we sold frames to approximately 6,000 independent optical retailers in the United States and to retail chains and department stores that sell our products at more than 1,000 locations. We have a broad customer base with no customer accounting for 10% or more of net sales during the fiscal year.

Sales and Distribution

We sell and distribute our products (1) to independent optical retailers in the United States, primarily through our national direct sales force; (2) to retail chains and department stores; (3) internationally, primarily through exclusive distributors in foreign countries and a direct sales force in Western Europe; and (4) through selected distributors in the United States.

The following table sets forth our net sales by channel for the fiscal years indicated:

	Year Ended October 31,	
	2007	2008
	(In thousands)	
Direct sales	$16,375	$16,515
Retail chains and department stores	3,391	3,364
International	2,788	2,372
Domestic distributors	1,490	1,352
Freight billed to customers/other	982	882
Total	**$25,026**	**$24,485**

Direct Sales. We sell our products to independent optical retailers in the United States primarily through a national direct sales force, including company and independent sales representatives. Our direct sales force, including independent sales representatives, numbered 53 at October 31, 2008. We plan to increase the number of independent sales representatives in fiscal 2009.

Retail Chains and Department Stores. We sell directly to retail chains and department stores. For several years, national retail optical chains have increasingly marketed their own lower-cost private label frames. Thus, we have focused, and plan to continue to focus, our efforts on increasing sales to mid-size regional optical chains which are less likely to sell their own private label eyewear than the large national optical retail chains and are not experiencing consolidation like the national chains. We also intend to focus on sales of sunwear to department stores, a growing segment of our sunwear market.

International. We distribute certain of our products internationally through exclusive distributors and in Western Europe through a direct sales force including company and independent sales representatives. We maintain a sales office and warehouse facility in Liege, Belgium. Our international distributors have exclusive agreements for defined territories. At October 31, 2008, we had approximately 25 international distributors and four international sales representatives. Part of our strategy to increase revenues in fiscal 2009 is to develop sales opportunities for our frames in smaller markets throughout the world while reducing our expenses in operating and promoting international sales.

Domestic Distributors. We distribute our products through selected distributors in the United States in areas in which we believe we can achieve better penetration than through direct sales. We had five distributors in the United States at October 31, 2008.

Contract Manufacturing

Our frames are manufactured to our specifications by a number of contract manufacturers located outside the United States. The manufacture of high quality metal frames is a labor-intensive process that can require over 200 production steps (including a large number of quality-control procedures) and from 90 to 180 days of production time. In fiscal 2008, we used manufacturers in China, Japan and Italy.

In determining which manufacturer to use for a particular style, we consider each manufacturer's expertise (based on type of material and style of frame), its ability to translate design concepts into prototypes, its price per frame, its manufacturing capacity, its ability to deliver on schedule, and its ability to adhere to our rigid quality control standards and quality assurance requirements.

We are not generally required to pay for any of our frames prior to shipment. Payment terms currently range from 30 to 120 days on open account. For frames imported other than from China manufacturers, we are obligated to pay in the currency of the country in which the manufacturer is located. In the case of frames purchased from manufacturers located in China, the currency is United States dollars. For almost all of our other frame purchases, our costs vary based on currency fluctuations, and we generally cannot recover increased frame costs (in United States dollars) in the selling price of the frames.

Competition

The markets for prescription eyeglass frames and sunwear are intensely competitive. There are thousands of frame styles, including thousands with brand names many of which have global recognition. At retail, our eyewear styles compete with styles that do and do not have brand names, styles in the same price range, and styles with similar design concepts. To obtain board space at an optical retailer, we compete against many companies, both foreign and domestic, including Luxottica Group S.p.A, Safilo Group S.p.A., and Marchon Eyewear, Inc. Our largest competitors have significantly greater financial, technical, sales, manufacturing and other resources than us. They also employ direct sales forces that have existed longer, and are significantly larger than our direct sales force. At the major retail optical chains, we compete not only against other eyewear suppliers, but also against the chains themselves, as these chains have increasingly designed, manufactured and sold their own lower-priced private label brands. Luxottica Group, the largest eyewear company in the world, is vertically integrated, in that it manufactures frames, distributes them through a direct sales force in the United States and throughout the world, and owns LensCrafters, Sunglass Hut, Pearle Vision and Cole Vision, which combined is the largest worldwide retail optical chain.

We compete in our target markets based on the quality of our brand name frames, our marketing and merchandising, the popularity of our frame designs, the reputation of our styles for quality, our pricing policies and the experience of our sales force.

Backlog

Our backlog of orders believed to be firm was approximately $350,000 at October 31, 2008 and $140,000 at October 31, 2007. Historically, we ship our products upon receipt of orders and do not operate with a material backlog.

Employees

At October 31, 2008, we had 98 full-time employees, including 44 in sales and marketing, 17 in customer service and support, 21 in warehouse operations and shipping and 16 in general administration and finance. Our employees are not covered by a collective bargaining agreement.

Item 1A—Risk Factors

Not applicable.

Item 1B—Unresolved Staff Comments

Not applicable.

Item 2—Properties

We lease approximately 64,000 square feet of a building located in Inglewood, California, where we maintain our principal offices and warehouse. On January 26, 2009 we amended the lease to extend the lease expiration date from June 30, 2009 to June 30, 2011 and provide us with a two-year renewal option. Monthly rental payments under the lease have been reduced from $51,200 during the current term to $48,000 for the year ending June 30, 2010 and $49,000 for the following year. We are also responsible for our share of common area operating expenses, utilities and insurance (approximately $6,600 per month as of January 2009). We believe that these facilities are suitable and adequate through the end of the lease.

We also lease approximately 1,300 square feet of warehouse and office space in Liege, Belgium, which supports our sales in Europe.

Item 3—Legal Proceedings

As of February 6, 2009, we were not involved in any material legal proceedings.

Item 4—Submission of Matters to a Vote of Security-holders

We did not submit any matters to the vote of our shareholders in the fourth quarter of fiscal 2008.

PART II

Item 5—Market for Registrant's Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities

Common Stock

Our Common Stock trades in the over-the-counter market. The following table sets forth, for the periods indicated, high and low last reported sales prices for our Common Stock in the over-the-counter market.

	High	Low
Fiscal Year Ended October 31, 2007		
First Quarter	$ 0.53	$ 0.37
Second Quarter	$ 0.64	$ 0.43
Third Quarter	$ 0.90	$ 0.45
Fourth Quarter	$ 0.82	$ 0.57
Fiscal Year Ended October 31, 2008		
First Quarter	$ 0.70	$ 0.56
Second Quarter	$ 0.65	$ 0.55
Third Quarter	$ 0.75	$ 0.46
Fourth Quarter	$ 0.70	$ 0.35

On February 6, 2009, the last reported sales price of the Common Stock in the over-the counter market, was $0.30 per share. At January 10, 2009, there were 43 holders of record of our Common Stock.

Dividends

As a California corporation, under the California General Corporation Law, generally we may not pay dividends in cash or property except (1) out of positive retained earnings or (2) if, after giving effect to the distribution, our assets would be at least 1.25 times our liabilities and our current assets would exceed our current liabilities (determined under generally accepted accounting principles). At October 31, 2008, we had an accumulated deficit of $14.8 million and shareholders' equity of $888,000. As a result, we will not be able to pay cash dividends for the foreseeable future. In addition, under our principal credit facilities we may not pay dividends without the consent of the lenders.

Purchases of Common Stock

We did not repurchase any shares of our Common Stock in fiscal 2008. Under California law, repurchases of Common Stock are subject to the same restrictions as payment of dividends.

Item 6—Selected Financial Data

Not applicable.

Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis, which should be read in connection with our Financial Statements and accompanying footnotes, contain forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ materially from our expectations are set forth in "Factors that May Affect Our Future Operating Results" below, as well as those discussed elsewhere in this Report. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by such risk factors. Those forward-looking statements relate to, among other things, our plans and strategies, new product lines, and relationships with licensors, distributors and customers, distribution strategies and the business environment in which we operate.

The following discussion and analysis should be read in connection with our Financial Statements and related notes and other financial information included elsewhere in this Report.

Overview

We generate revenues through the sale of prescription eyeglass frames and sunwear under licensed brand names, including bebe eyes, Carman Marc Valvo Eyewear, Cutter & Buck Eyewear, Dakota Smith Eyewear, Hart Schaffner Marx Eyewear, Hummer Eyegear, Laura Ashley Eyewear and Nicole Miller Eyewear, and under our proprietary Signature brand. Our cost of sales consists primarily of purchases from foreign contract manufacturers that produce frames and cases to our specifications.

Our net sales decreased 2.2% from $25.0 million in fiscal 2007 to $24.5 million in fiscal 2008. The decrease in net sales in fiscal 2008 was primarily due to decreases in international sales, as a result of acquisition of major international customers by competitors and deep discounting in many international markets. We were able to maintain domestic sales relatively constant between the years despite the economic downturn and weak optical frame market.

Income before taxes increased from $572,000 in fiscal 2007 to $630,000 in fiscal 2008. This increase was principally due to a $209,000 decrease in interest expense resulting primarily from lower interest rates.

Our net income decreased from $2.7 million in fiscal 2007 to $622,000 in fiscal 2008. Net income in fiscal 2007 included $2.1 million in net tax benefits due to a reduction in the valuation allowance on our deferred tax asset. There was no tax benefit recognized in 2008. Net income was positively affected by an increase in gross margin from 63.9% in fiscal 2007 to 64.2 % in fiscal 2008 due primarily to increasing sales of higher margin product to the independent optical retailers. General and administrative expenses remained relatively constant at $5.8 million in each fiscal year while interest and depreciation expenses declined.

We continued to reduce our long-term debt during fiscal 2008. Long-term debt (including current portion) decreased $238,000 from $5.1 million at October 31, 2007 to $4.9 million at October 31, 2008.

Critical Accounting Policies and Estimates

The preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, and which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

We consider the following accounting policies to be both those most important to the portrayal of our financial condition and those that require the most subjective judgment:

- revenue recognition;
- inventory valuation; and
- valuation of deferred tax asset.

Revenue Recognition. Our policy is to recognize revenue from sales to customers when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the price is fixed and determinable and collection of the resulting receivable is reasonably assured. In general, revenue is recognized when merchandise is shipped.

We have a product return policy that we believe is standard in the optical industry and is followed by most of our competitors. Under that policy, we generally accept returns of non-discontinued product for credit, upon presentment and without charge, and as a policy we do not make cash refunds. On a quarterly basis we review and establish an allowance for estimated product returns based upon actual returns subsequent to quarter-end and estimated future returns. We apply the historical ratio of sales returns to sales to estimate future returns in addition to known information about actual returns in the period subsequent to the balance sheet date. As of October 31, 2008, we had an allowance for product returns of $291,000. Management considered a range of allowances from $200,000 to $400,000. Variances in the allowance for product returns would have a corresponding impact on net sales for fiscal 2008. For example, if our allowance for product returns was $400,000, our net sales would have been $110,000 lower.

Inventory. Inventory (consisting of finished goods) is valued at the lower of cost or market. Cost is computed using weighted average cost, which approximates actual cost on a first-in, first-out basis. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, selling prices and market conditions. Our inventory includes designer prescription eyeglass frames and sunwear, which are sold in a highly competitive industry. If actual product demand or selling prices are less favorable than our estimates we may be required to take additional inventory write-downs in the future. Similarly, if our inventory is determined to be undervalued due to write-downs below market value, we would be required to recognize such additional operating income at the time of sale. Significant unanticipated changes in demand could have a material and significant impact on the future value of our inventory and reported operating results.

Valuation of Deferred Tax Assets. Prior to 2003, we generated material net operating loss carryforwards and differences between the tax bases of assets and liabilities and their financial reporting amounts. These carryforwards and differences resulted in the recognition of a net deferred tax asset. Because of the uncertainty of our ability to realize the benefits of this asset, we established a valuation allowance in the full amount of the asset. As a result of generating net income during the past several fiscal years, we concluded that a portion of the net deferred tax asset is realizable. Accordingly, we reduced the valuation allowance.

Realization of this deferred tax asset is dependent on our ability to generate future taxable income. Management believes that it is more likely than not that we will generate taxable income sufficient to realize a portion of the deferred tax asset. However, there can be no assurance that we will meet our expectation of future income. As a result, the amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income are reduced. Such occurrence could materially adversely affect our results of operations and financial condition.

Results of Operations

The following table sets forth for the fiscal years indicated selected statements of operations data shown as a percentage of net sales.

	2007	2008
Net sales	100.0%	100.0%
Cost of sales	36.1	35.8
Gross profit	63.9	64.2
Operating expenses:		
Selling	35.8	36.6
General and administrative	23.1	23.5
Depreciation and amortization	0.8	0.4
Total operating expenses	59.7	60.5
Income from operations	4.2	3.7
Other expense	(2.0)	(1.1)
Income before provision for income taxes	2.2	2.6
Provision for (Benefit from) income taxes – net	(8.4)	0.1
Net income	**10.6%**	**2.5%**

Comparison of Fiscal Years 2007 and 2008

Net Sales. Net sales were $24.5 million in fiscal 2008 compared to $25.0 million in fiscal 2007. The following table shows certain information regarding net sales by product line for the fiscal years indicated:

	2007		2008	
bebe eyes	$ 8,409	33.6%	$8,947	36.5%
Nicole Miller Eyewear	5,813	23.2	5,764	23.5
Laura Ashley Eyewear	3,664	14.6	3,849	15.7
Other	7,140	28.6	5,925	24.3
Total	**$25,026**	**100.0%**	**$24,485**	**100.0%**

While we did not increase wholesale frame prices in fiscal 2008, the average price of frames sold increased in fiscal 2008 due to a greater sales of higher-priced frames. Unit sales of frames decreased 14% in fiscal 2008.

International sales decreased $416,000 in fiscal 2008 as a result of acquisition of major international customers by competitors and deep discounting in many international markets. International sales benefited somewhat from a weaker United States dollar in fiscal 2008 and growing international sales of bebe eyes.

Net sales equal gross sales less returns and allowances. Our product returns as a percentage of gross sales was 12.8% in fiscal 2007 and 12.4% in fiscal 2008. Because of lower net sales in fiscal 2008, product returns decreased $210,000 from $3.7 million in fiscal 2007 to $3.5 million in fiscal 2008.

We also maintain an allowance for product returns. See "Critical Accounting Polices." Changes in the allowance in any period will have a corresponding impact on net sales during the period. We made only small changes in our allowance for product returns in fiscal 2007 and fiscal 2008.

Gross Profit and Gross Margin. Gross profit was $15.7 million in fiscal 2008 compared to $16.0 million in fiscal 2007. The gross margin was 64.2% in fiscal 2008 compared to 63.9% in fiscal 2007. The increase in gross margin in fiscal 2008 was primarily due to a higher average frame sale price and a lower cost for frame cases.

Selling Expenses. Selling expenses were $9.0 million in each of fiscal 2007 and 2008. Advertising expenses decreased $104,000 from fiscal 2007 to fiscal 2008 while development, point of purchase and international selling expenses increased.

General and Administrative Expenses. General and administrative expenses were $5.8 million in each of fiscal 2008 and fiscal 2007. Decreases of $107,000 in bad debt expense and $93,000 in legal, accounting and consulting expense were offset in part by a $144,000 increase in salary and payroll expense.

Depreciation and Amortization Expenses. Depreciation and amortization expenses decreased $91,000 from fiscal 2007 to fiscal 2008.

Other Income (Expense), Net. Interest expense decreased to $281,000 in fiscal 2008 from $490,000 in fiscal 2007. The decrease in fiscal 2008 was primarily due to a lower weighted average interest rate on our borrowings and a reduction in debt.

Provision for Income Taxes. We recorded taxes of $8,000 in fiscal 2008 and recognized a net tax benefit of $2.1 million in fiscal 2007. The net tax benefit in fiscal 2007 was due to a decrease of $2.3 million in the valuation allowance on our deferred tax asset; in fiscal 2008 we recorded a decrease of $243,000 in this valuation allowance. We made the change to our valuation allowance as a result of our profitability during the past years and our future outlook. As of October 31, 2008, our net deferred tax asset was $3.0 million and we had a valuation allowance of $5.1 million against our deferred tax asset.

As of October 31, 2008, we had net operating loss carry-forwards for federal and state income tax purposes of approximately $15.2 million and $4.3 million, respectively, which expire at various times from 2021 through 2027.

Financial Condition, Liquidity and Capital Resources

Our accounts receivable (net of allowance for doubtful accounts) were $2.8 million at October 31, 2008 and $2.9 million at October 31,2007.

Our inventory (at lower of cost or market) was $5.6 million at October 31, 2008 and $4.8 million at October 31, 2007. This increase was primarily due to the launch of Carmen Marc Valvo Eyewear.

At October 31, 2008, our long-term debt included principally a revolving line of credit with Comerica Bank with an outstanding principal balance of $2.9 million and a revolving line of credit with Bluebird Finance Limited ("Bluebird") with an outstanding principal balance of $1.9 million. See Note 4 of Notes to Financial Statements for further information regarding our long-term debt. Our long-term debt (including current portion) decreased from $5.1 million at October 31, 2007 to $4.9 million at October 31, 2008 due principally to continued amortization of the Bluebird credit facility.

Borrowing availability under the Comerica Bank revolving line of credit is based on eligible accounts receivable, inventory and a letter of credit, up to a maximum of $4.8 million outstanding at any time. At October 31, 2008, we had $1.5 million of additional borrowing availability under this revolving line of credit. The revolving line of credit bears interest payable monthly at either Comerica Bank's base rate plus 0.5% or LIBOR plus 3.25%, as selected in advance by us, and will expire on February 28, 2010. At October 31, 2008, the interest rate on this revolving line of credit was 4.5% per annum.

Our credit facility with Bluebird consists of a revolving credit line and support for the $1,250,000 letter of credit securing the Comerica Bank credit facility. Bluebird's commitment on the revolving credit facility was $1.9 million as of October 31, 2008, and reduces by $72,500 each quarter. The revolving credit line bears interest at the rate of 5% per annum, with payments of principal and interest on a 10-year amortization schedule that commenced in fiscal 2005, and is due and payable in April 2013. The credit facility is secured by a security interest in our assets that is subordinate to the Comerica Bank credit facility.

Our shareholders' equity increased from $200,000 at October 31, 2007 to $888,000 at October 31, 2008 due to our net income of $622,000 and the issuance of 100,000 shares of our Common Stock upon exercise of warrants for $0.67 per share.

Of our accounts payable at October 31, 2008, $812,000 were payable in foreign currency. To monitor risks associated with currency fluctuations, we from time to time assess the volatility of certain foreign currencies and review the amounts and expected payment dates of our purchase orders and accounts payable in those currencies.

During the past two years, we have generated cash primarily through product sales in the ordinary course of business, our bank credit facilities and sales of equity securities. At October 31, 2008, we had working capital of $2.4 million as compared to working capital of $1.9 million at October 31, 2007. Operating activities provided a net of $114,000 during fiscal 2008, while financing activities used a net of $171,000 and investing activities used a net of $99,000 during fiscal year 2008, resulting in a net decrease of $155,000 in cash and cash equivalents.

Our business plan for 2009 provides for positive cash flow from operations. We believe that, at least through fiscal 2009, assuming that there are no unanticipated material adverse developments, and continued compliance with our credit facilities, our cash flows from operations and credit facilities will be sufficient to enable us to pay our debts and obligations as they mature.

Quarterly and Seasonal Fluctuations

Our results of operations have fluctuated from quarter to quarter and we expect these fluctuations to continue in the future. A factor which may significantly influence results of operations in a particular quarter is the introduction of a new brand-name collection, which results in disproportionate levels of selling expenses due to additional advertising, promotions, catalogs and in-store displays. Introduction of a new brand may also generate a temporary increase in sales due to initial stocking by retailers.

Other factors which can influence our results of operations include customer demand, the mix of distribution channels through which the eyeglass frames are sold, the mix of eyeglass frames sold, product returns, delays in shipment and general economic conditions.

The following table sets forth certain unaudited results of operations for the eight fiscal quarters ended October 31, 2008. The unaudited information has been prepared on the same basis as the audited financial statements appearing elsewhere in this Report and includes all normal recurring adjustments which management considers necessary for a fair presentation of the financial data shown. The operating results for any quarter are not necessarily indicative of future period results.

	2007				2008			
	JAN. 31	APR. 30	JULY 31	OCT. 31	JAN. 31	APR. 30	JULY 31	OCT. 31
Net sales	$5,990	$6,451	$6,175	$6,409	$5,555	$6,686	$6,362	$5,882
Cost of sales	2,215	2,208	2,287	2,317	1,979	2,411	2,406	1,961
Gross profit	3,775	4,243	3,888	4,092	3,576	4,275	3,956	3,921
Operating expenses:								
Selling	2,093	2,348	2,185	2,345	1,933	2,494	2,248	2,283
General and administrative	1,484	1,502	1,458	1,521	1,411	1,497	1,462	1,490
Total operating expenses	3,577	3,850	3,643	3,866	3,344	3,991	3,710	3,773
Income (loss) from operations	198	393	245	226	232	284	246	148
Other (expense), net	(120)	(133)	(125)	(112)	(80)	(71)	(64)	(66)
Income (loss) before provision for income taxes	78	260	120	114	152	213	182	82
Provision for income taxes	(76)	(254)	(136)	(1,624)	1	1	6	1
Net income	**$ 154**	**$ 514**	**$ 256**	**$1,738**	**$ 151**	**$ 212**	**$ 176**	**$ 81**

Inflation

We do not believe our business and operations have been materially affected by inflation.

Recently Issued Accounting Pronouncements

For recently issued accounting pronouncements that may affect us, see Note 2 of Notes to Financial Statements.

Factors That May Affect Our Future Operating Results

The loss of any material brand name license would have a material adverse effect on our results of operations.

Net sales of bebe eyes, Nicole Miller Eyewear and Laura Ashley Eyewear accounted for 36.5%, 23.5% and 15.7%, respectively, or a total of 75.7% of our net sales in fiscal year 2008. While we intend to continue efforts to expand sales of our other eyewear lines and may acquire other brand name eyewear licenses, we expect these three lines to continue to be our leading sources of revenue for the near future. Our licenses for bebe eyes, Nicole Miller Eyewear and Laura Ashley Eyewear expire in June 2010, March 2012 and January 2010, respectively. These licenses may be terminated prior to expiration for material default and the failure to meet minimum sales and/or royalty requirements. The termination of any of these licenses would have a material adverse effect on our results of operations.

Our product return policy permits returns of our products for credit or exchange, which can materially adversely affect our net sales.

We have a product return policy that we believe is standard in the optical industry and is followed by our competitors. Under that policy, we must pre-approve all product returns, which we will do only for credit or exchange if the product has not been discontinued. As a general policy, we do not make cash refunds. Our product returns for fiscal years 2007 and 2008 amounted to 12.8% and 12.4% of gross sales (sales before returns), respectively. We maintain an allowance for product returns that we consider adequate; however, an increase in returns that significantly exceeds the amount of those reserves would have a material adverse impact on our results of operations and financial condition.

We compete in a highly competitive environment with companies that have greater resources.

The markets for prescription eyewear and sunwear are intensely competitive. There are thousands of frame styles, including thousands with brand names many of which have global recognition. At retail, our eyewear styles compete with styles that do and do not have brand names, styles in the same price range, and styles with similar design concepts. To obtain board space at an optical retailer, we compete against many companies, both foreign and domestic, including Luxottica Group S.p.A, Safilo Group S.p.A., and Marchon Eyewear, Inc. Our largest competitors have significantly greater financial, technical, sales, manufacturing and other resources than us. They also employ direct sales forces that have existed longer, and are significantly larger, than our direct sales force. At the major retail optical chains, we compete not only against other eyewear suppliers, but also against the chains themselves, as these chains have increasingly designed, manufactured and sold their own lower-priced private label brands. Luxottica, the largest eyewear company in the world, is vertically integrated, in that it manufactures frames, distributes them through a direct sales force in the United States and throughout the world, and owns LensCrafters, Sunglass Hut, Pearle Vision and Cole Vision, which combined is the largest worldwide retail optical chain.

We compete in our target markets through the quality of the brand names we license, our marketing, merchandising and sales promotion programs, the popularity of our frame designs, the reputation of our styles for quality, our pricing policies and the quality of our sales force. We cannot assure you that we will be able to compete successfully against current or future competitors or that the competitive pressures we face will not materially and adversely affect our business, operating results and financial condition.

The loss of or material reduction in purchases by one or more optical retail chains would adversely affect our business.

Net sales to retail optical chains and department stores amounted to 13.5% and 13.7% of net sales in fiscal years 2007 and 2008, respectively, most of which were to retail optical chains. Retail optical chains have increasingly marketed their own lower-cost private label brands and are experiencing industry consolidation. The loss of one or more optical retail chains or department stores as a customer could have a material adverse affect on our business.

The increasing availability and acceptance of vision correction alternatives may reduce consumer demand for frames.

Our future success could depend to a significant extent on the availability and acceptance by the market of vision correction alternatives to prescription eyeglasses, such as contact lenses and refractive (optical) surgery. While we do not believe that contact lenses, refractive surgery or other vision correction alternatives materially and adversely impact our business at present, there can be no assurance that technological advances in, or reductions in the cost of, or greater consumer acceptance of, vision correction alternatives will not occur in the future, resulting in their more widespread use. Increased use of vision correction alternatives could result in decreased use of our eyewear products, which would have a material adverse impact on our results of operations and financial condition.

If we have a "change of ownership" as defined under the Internal Revenue Code, our ability to use our net operating loss carryforwards ("NOLs") would be significantly limited.

As of October 31, 2008, we had NOLs for federal and state income tax purposes of approximately $15.2 million and $4.3 million, respectively, that expire at various dates from 2021 through 2027. If a "change of ownership" of Signature occurs within the meaning of Section 382 of the Internal Revenue Code, our ability to use these NOLs in the future would be significantly limited.

If our net income decreases materially over an extended period of time, we may need to increase the valuation allowance on our deferred tax asset relating to our net operating loss carryforwards, which would further adversely affect our results of operations for the affected periods.

Prior to 2003, we generated net operating loss carryforwards that resulted in a deferred tax asset. Because of the uncertainty of realizing the benefits of this asset, we established a valuation allowance in the full amount of the asset. As a result of generating net income during the past several fiscal years, we reduced this valuation allowance by $2.3 million in fiscal year 2007 and $243,000 in fiscal year 2008. The change in the valuation allowance materially increased our net income for these periods. If we incur net losses over a sustained period in the future, we may increase the allowance, which would further adversely affect our results of operations in those periods.

Our directors and executive officers beneficially own 47.6% of our outstanding Common Stock and thus control Signature.

As of January 15, 2009, our directors and executive officers owned beneficially 47.6% of the outstanding shares of our Common Stock. As a result, the directors and executive officers control Signature and its operations not only as a result of their current positions, but their ability to elect a majority of the Board of Directors and therefore retain control of the Board. The voting power of the directors and executive officers could also serve to discourage potential acquirers from seeking to acquire control of us through the purchase of our Common Stock, which might depress the market price of our Common Stock.

We are unable to pay any cash dividends for the foreseeable future.

As a California corporation, under the California General Corporation Law, we may not pay dividends in cash or property except (i) out of positive retained earnings or (ii) if, after giving effect to the distribution, our assets would be at least 1.25 times our liabilities and our current assets would exceed our current liabilities (determined on a consolidated basis under generally accepted accounting principles). At October 31, 2008, we had an accumulated deficit of $14.7 million and shareholders' equity of $888,000. As a result, we will not be able to pay dividends for the foreseeable future. In addition, under our principal credit facilities, we may not pay dividends without the consent of the lenders.

Provisions in our license agreements that allow the licensors to terminate the licenses upon a change of control effected without their approval could have the effect of discouraging a third party from acquiring or attempting to acquire a controlling portion of our outstanding voting stock and could thereby depress the market value of our Common Stock.

Each of the Laura Ashley Eyewear, Hart Schaffner Marx Eyewear, bebe eyes and Hummer Eyegear licenses allows the licensor to terminate its license upon certain events that under the license are deemed to result in a change in control of Signature unless the change of control is approved by the licensor. The licensors' rights to terminate their licenses upon a change in control of Signature could have the effect of discouraging a third party from acquiring or attempting to acquire a controlling portion of our outstanding voting stock and could thereby depress the market value of our Common Stock.

The ability of our Board of Directors to authorize the issuance of preferred stock could have the effect of discouraging a third party from acquiring or attempting to acquire a controlling portion of our outstanding voting stock and could thereby depress the market value of our Common Stock.

Our Board of Directors has the authority to cause Signature to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to those of our Common Stock. We have outstanding 1,200,000 shares of Series A Preferred and have no present intention to issue any other shares of

Preferred Stock. However, the rights of the holders of our Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, which may depress the market value of our Common Stock.

Item 7A—Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 8—Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Signature Eyewear, Inc.

We have audited the accompanying balance sheet of Signature Eyewear, Inc. as of October 31, 2008 and the related statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

Sherman Oaks, California

February 11, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Signature Eyewear, Inc.

We have audited the accompanying balance sheet of Signature Eyewear, Inc. as of October 31, 2007 and the related statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Grobstein Horwath & Company LLP

Sherman Oaks, California
January 18, 2008

SIGNATURE EYEWEAR, INC
BALANCE SHEETS
October 31,

ASSETS

		2008		2007
Current assets				
Cash and cash equivalents	$	305,628	$	461,080
Accounts receivable - trade, net of allowance for doubtful accounts of $42,163 and $52,836, respectively		2,809,135		2,884,092
Inventory		5,607,178		4,764,490
Promotional products and materials		133,618		176,220
Prepaid expenses and other current assets		394,934		299,930
Deferred income taxes		376,500		376,500
Total current assets		9,626,993		8,962,312
Property and equipment, net		369,935		393,134
Deposits and other assets		107,656		92,769
Deferred income taxes		2,600,700		2,600,700
Total assets	**$**	**12,705,284**	**$**	**12,048,915**

The accompanying notes are an integral part of these financial statements.

SIGNATURE EYEWEAR, INC
BALANCE SHEETS
October 31,

LIABILITIES AND SHAREHOLDERS' EQUITY

	2008	2007
Current liabilities		
Accounts payable - trade	$ 5,053,341	$ 4,757,209
Accrued expenses and other current liabilities	1,562,908	1,643,955
Reserve for customer returns	290,678	300,309
Current portion of long-term debt	290,000	365,100
Total current liabilities	7,196,927	7,066,573
Long-term debt, net of current portion	4,620,000	4,782,500
Total liabilities	11,816,927	11,849,073
Commitments and contingencies		
Shareholders' equity		
Preferred stock, $0.001 par value		
5,000,000 shares authorized		
Series A 2% convertible preferred stock, $0.001 par value (liquidation preference approximately $897,000 at October 31, 2008)		
1,360,000 shares authorized		
1,200,000 issued and outstanding	1,200	1,200
Common stock, $0.001 par value		
30,000,000 shares authorized		
6,955,639 shares and 6,855,639 issued and outstanding	6,956	6,856
Additional paid-in capital	15,656,812	15,589,912
Accumulated deficit	(14,776,611)	(15,398,126)
Total shareholders' equity	888,357	199,842
Total liabilities and shareholders' equity	**$ 12,705,284**	**$ 12,048,915**

The accompanying notes are an integral part of these financial statements.

SIGNATURE EYEWEAR, INC.
STATEMENTS OF INCOME
For the Years Ended October 31,

	2008	2007
Net sales	$ 24,485,402	$ 25,025,684
Cost of sales	8,757,048	9,027,684
Gross profit	15,728,354	15,998,000
Operating expenses		
Selling	8,958,077	8,971,548
General and administrative	5,751,792	5,765,205
Depreciation and amortization	107,553	198,597
Total operating expenses	14,817,422	14,935,350
Income from operations	910,932	1,062,650
Interest expense	(281,097)	(490,180)
Income before taxes	629,835	572,470
Income taxes	8,320	(2,090,634)
Net income	**621,515**	**2,663,104**
Preferred stock dividend	(16,000)	(16,000)
Net income available to common shareholders	**$ 605,515**	**$ 2,647,104**
Basic earnings per share	**$ 0.09**	**$ 0.39**
Diluted earnings per share	**$ 0.08**	**$ 0.33**
Weighted-average common shares outstanding - Basic	**6,908,516**	**6,712,625**
Weighted-average common shares outstanding - Diluted	**8,246,990**	**8,024,779**

The accompanying notes are an integral part of these financial statements.

SIGNATURE EYEWEAR, INC.

STATEMENTS OF SHAREHOLDERS' EQUITY

For the Years Ended October 31,

	Series A 2% Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, October 31, 2006	1,200,000	$ 1,200	6,555,639	$ 6,556	$ 15,383,962	$ (18,061,230)	$ (2,669,512)
Issuance of common stock	-	-	300,000	300	205,950	-	206,250
Net income	-	-	-	-	-	2,663,104	2,663,104
Balance, October 31, 2007	1,200,000	1,200	6,855,639	6,856	15,589,912	(15,398,126)	199,842
Issuance of common stock	-	-	100,000	100	66,900	-	67,000
Net income	-	-	-	-	-	621,515	621,515
Balance, October 31, 2008	1,200,000	$ 1,200	6,955,639	$ 6,956	$ 15,656,812	$ (14,776,611)	$ 888,357

The accompanying notes are an integral part of these financial statements.

SIGNATURE EYEWEAR, INC
STATEMENTS OF CASH FLOWS
for the Years Ended October 31,

	2008	2007
Cash flows from operating activities		
Net income	$ 621,515	$ 2,663,104
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred tax asset	-	(2,100,000)
Depreciation and amortization	107,553	198,597
Provision for bad debts	(10,673)	115,090
Reserve for customer returns	(9,631)	-
(Increase) decrease in:		
Accounts receivable - trade	85,629	(55,695)
Inventories	(842,689)	(4,597)
Promotional products and materials	42,602	(59,826)
Prepaid expenses and other current assets	(95,004)	(159,942)
Increase (decrease) in:		
Accounts payable - trade	296,132	62,391
Accrued expenses and other current liabilities	(81,047)	206,701
Net cash provided by operating activities	114,387	865,823
Cash flows from investing activities		
Certificate of Deposit	-	250,000
Purchase of property and equipment	(84,352)	(96,916)
Deposits and other assets	(14,887)	4,605
Net cash provided by (used in) investing activities	(99,239)	157,689
Cash flows from financing activities		
Net increase (decrease) in lines of credit	200,000	(500,000)
Payments on short-term debt	(75,100)	(402,555)
Payments on long-term debt	(362,500)	(3,245,265)
Borrowings on long-term debt	-	2,825,000
Proceeds from sale of common stock	67,000	206,250
Net cash used in financing activities	(170,600)	(1,116,570)
Net decrease in cash and cash equivalents	(155,452)	(93,058)
Cash and cash equivalents, beginning of period	461,080	554,138
Cash and cash equivalents, end of period	**$ 305,628**	**$ 461,080**
Supplemental disclosures of cash flow information		
Interest paid	**$ 172,961**	**$ 342,479**
Income taxes paid	**$ 8,320**	**$ 9,366**

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND LINE OF BUSINESS

Signature Eyewear, Inc. (the "Company") designs, markets and distributes eyeglass frames throughout the United States and internationally. The Company conducts its operations primarily from its principal executive offices and a warehouse in Inglewood, California, and a warehouse and sales office in Belgium.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

For transactions satisfying the conditions for revenue recognition under Statement of Financial Accounting Standards ("SFAS") No. 48, "Revenue Recognition when Right of Return Exists," and Securities and Exchange Commission, Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," product revenue is recorded at the time of shipment, net of estimated allowances and returns. For transactions not satisfying the conditions for revenue recognition under SFAS No. 48 and SAB No. 104, product revenue is deferred until the conditions are met, net of an estimate for cost of sales. The Company had no deferred revenue at October 31, 2008 and 2007. For the fiscal years ended October 31, 2008 and 2007, the Company had sales returns totaling $3,478,510 and $3,688,795, respectively.

The Company performs periodic credit evaluations of its customers and maintains allowances for potential credit losses based on management's evaluation of historical experience and current industry trends. Although the Company expects to collect amounts due, actual collections may differ.

Shipping and Handling Costs

EITF 00-10 "Accounting for Shipping and Handling Fees and Costs" requires shipping and handling fees billed to customers to be classified as revenue and shipping and handling costs to be either classified as cost of sales or disclosed in the notes to the financial statements. The Company includes shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with inbound freight are recorded as a component of cost of sales, which totaled $456,125 and $467,405 in the fiscal years ended October 31, 2008 and 2007, respectively. Other shipping and handling costs are included in selling expenses and totaled $1,477,680 and $1,478,723 in the fiscal years ended October 31, 2008 and 2007, respectively.

Comprehensive Income

The Company utilizes SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. For the fiscal years ended October 31, 2008 and 2007, comprehensive income is not presented in the Company's financial statements because the Company did not have any material translation adjustments or any of the other items of comprehensive income in any period presented.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid securities with original maturities of three months or less.

Inventory

Inventory consists of finished goods, which are valued at the lower of cost or market. Cost is computed using the weighted-average cost, which approximates actual cost on a first-in, first-out basis.

The Company regularly and periodically evaluates its inventory to ensure that it is valued at the lower of cost or market based on current market trends, product history, and turnover.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets as follows:

Office furniture and equipment	7 years
Computer equipment	3 years
Software	3 years
Machinery and equipment	5 years
Leasehold improvements	Term of the lease or the estimated life of the related improvements, whichever is shorter

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized.

Impairment of Long-Lived Assets

The Company reviews the carrying value of other long-lived assets at least annually for evidence of impairment. When indicators of impairment are present, the Company evaluates the carrying value of long-lived assets in relation to the undiscounted future cash flows generated by such assets. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows.

Fair Value of Financial Instruments

Financial instruments recorded at market or fair value include cash, interest-bearing cash equivalents and debt. The following methods were used by the Company to estimate the fair value of all financial instruments that are not otherwise carried at fair value on the accompanying balance sheets:

Long-Term Debt. The fair value of long-term debt is estimated using a model that estimates fair values at market rates.

The carrying or notional amounts and fair values of the Company's financial instruments at October 31, 2008 and 2007 were as follows:

	2008		2007	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:				
Financial Liabilities:				
Revolving line of credit – Comerica Bank	$2,900,000	$2,900,000	$2,700,000	$2,700,000
Term note payable-Ashford	$125,000	$125,000	$125,000	$125,000
Revolving line of credit– Bluebird	$1,885,000	$1,373,919	$2,247,500	$1,517,446
Note payable – commercial bank	$-0-	$-0-	$75,100	$75,100

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), established a fair value method of accounting for stock-based compensation plans and for transactions in which an entity acquires goods or services from non-employees in exchange for equity instruments. SFAS No. 123 was amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," which required companies to disclose in the financial statements the pro forma effect on net income (loss) and net income (loss) per common share of the estimated fair market value of stock options or warrants issued to employees, officers, directors or affiliates.

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share Based Payment" ("SFAS No. 123R"), a revision to SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123R superseded APB No. 25 and amended SFAS No. 95, "Statement of Cash Flows." The Company adopted SFAS No. 123R effective November 1, 2005, and is using the Black-Scholes method in which compensation cost is recognized for all share-based payments granted during the period. When adopting SFAS No. 123R, the Company applied the provisions of Staff Accounting Bulletin No. 107 ("SAB No. 107").

During the fiscal year ended October 31, 2008, the Company did not issue any stock options. All options outstanding on October 31, 2008 were fully vested.

Advertising Expense

The Company expenses all advertising costs as they are incurred. Advertising expense for the fiscal years ended October 31, 2008 and 2007, was $534,798 and $638,369, respectively.

Income Taxes

The Company utilizes SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for (benefit from) income taxes represents the tax payable (refundable) for the period and the change during the period in deferred tax assets and liabilities.

Foreign Currency Translation

The Company's Belgium branch's functional currency is the Euro. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Income and expense accounts are translated at average rates. In addition, some of the Company's liabilities are denominated in foreign currencies. Such liabilities are converted into U.S. Dollars at the exchange rate prevailing at the balance sheet date. The resulting gains or losses were immaterial for the fiscal years ended October 31, 2008 and 2007.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments, which potentially expose the Company to concentration of credit risk, consist primarily of cash and cash equivalents, a restricted certificate of deposit and trade accounts receivable. The Company's deposits with financial institutions are guaranteed by the Federal Deposit Insurance Corporation up to $250,000. The Company may be exposed to risk for the amount of funds held in any financial institution in excess of the insurance limit. In assessing the risk, the Company's policy is to maintain cash balances with well capitalized financial institutions.

The Company's products are primarily sold to independent optical retailers, optical retail chains, and distributors. These customers can be significantly affected by changes in economic, competitive or other factors. In order to minimize the risk of loss, the Company routinely assesses the financial strength of its customers and the Company maintains an allowance for doubtful accounts.

Major Vendors

The Company purchases its frames from a limited number of contract manufacturers. The Company had purchases from four vendors amounting to 24%, 18% 17% and 12%, respectively, of total product purchases for the fiscal year ended October 31, 2008 and from three vendors amounting to 27%, 16% and 11%, respectively, for the fiscal year ended October 31, 2007.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 157, "*Fair Value Measurements*" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. As such, the Company adopted these provisions at the beginning of its fiscal year that began November 1, 2008. The Company does not anticipate the adoption of SFAS No. 157 will have a material impact on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities.*" ("SFAS No. 159"). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS No. 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company's choice to use fair value on its earnings. SFAS No. 159 also requires companies to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157 and SFAS No. 107. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. As such, the Company adopted SFAS No. 159 at the beginning of its fiscal year that began November 1, 2008. The Company has determined there should be no impact on its financial statements by adopting SFAS No. 159.

In March 2008, the FASB issued SFAS No. 161, "*Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133*" ("SFAS No. 161"). SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities.*" The objective of SFAS No. 161 is to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 applies to all derivative financial instruments, including bifurcated derivative instruments (and non-derivative instruments that are designed and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS No. 133) and related hedged items accounted for under SFAS No. 133 and its related interpretations. SFAS No. 161 also amends certain provisions of SFAS No. 131. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company has not yet determined the impact SFAS No. 161 may have on its financial statements.

In May 2008, the FASB issued SFAS No. 162, "*The Hierarchy of Generally Accepted Accounting Principles*" ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States (the "GAAP hierarchy"). SFAS No 162 applies to financial statements of nongovernmental entities that are presented in conformity with GAAP, and will be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, "*The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.*" An entity must report any effect of applying SFAS No. 162 as a change in accounting principle in accordance with SFAS No. 154, "*Accounting Changes and Error Corrections,*" including the accounting principles that were used before and after the application of SFAS No. 162 and the reason why applying SFAS No. 162 resulted in a change in accounting principle. The Company has not yet determined the impact SFAS No. 162 may have on its financial statements.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at October 31, 2008 and 2007 consisted of the following:

	2008	2007
Computer equipment	$1,628,670	$1,624,362
Leasehold improvements	1,275,386	1,254,986
Software	1,224,098	1,153,642
Office furniture and equipment	914,975	914,975
Machinery and equipment	721,785	732,595
	5,764,914	5,680,560
Less accumulated depreciation and amortization	(5,394,979)	(5,287,426)
Total	**$ 369,935**	**$ 393,134**

Depreciation and amortization expense was $107,553 and $198,597 for the fiscal years ended October 31, 2008 and 2007, respectively.

NOTE 4. LONG-TERM DEBT

Long-term debt at October 31, 2008 and 2007 consisted of the following:

	2008	2007
Revolving line of credit from Comerica Bank	$2,900,000	$2,700,000
Revolving line of credit from Bluebird Finance Limited	1,885,000	2,247,500
Term note payable to Ashford Capital, LLC.	125,000	125,000
Note payable to a commercial bank in the original amount of $750,000	-0--	75,100
Total	4,910,000	5,147,600
Less current portion	290,000	365,100
Long-term portion	**$4,620,000**	**$4,782,500**

Future maturities of long-term debt at October 31, 2008 were as follows:

Year Ending October 31,	Amounts Maturing
2009	$290,000
2010	3,315,000
2011	290,000
2012	290,000
2013	435,000
Total	**$4,620,000**

Comerica Bank Revolving Line of Credit

In September 2007, the Company obtained a revolving credit facility from Comerica Bank. Borrowing availability is based on eligible accounts receivable, inventory and a letter of credit, up to a maximum of $4.8 million outstanding at any time. The revolving line of credit bears interest payable monthly at either Comerica Bank's base rate plus 0.5% or LIBOR plus 3.25%, as selected in advance by the Company, and will expire on February 28, 2010. At October 31, 2008, the interest rate on this revolving line of credit was 4.50% per annum. The Company pays an annual facility fee equal to 0.25% of its credit limit.

The revolving line of credit is secured by the assets of the Company and a letter of credit in the amount of $1,250,000. Financial and operating covenants include: (i) quarterly minimum pre-tax income, (ii) quarterly maximum ratio of total liabilities minus subordinated debt to subordinated liabilities and net worth, (iii) quarterly minimum ratio of cash and accounts receivables to current liabilities and revolving debt minus subordinated debt, (iv) annual capital expenditures limitations, and (v) limitations on acquisitions and incurring future indebtedness without the bank's consent. The Company was in compliance with the Comerica covenants at October 31, 2008.

Interest expense on this revolving line of credit was $172,961 and $25,960 for the fiscal years ended October 31, 2008 and 2007, respectively.

Bluebird Finance Limited ("Bluebird") Credit Facility

In April 2003, the Company obtained a credit facility from Bluebird of up to $4,150,000 secured by the assets of the Company. The credit facility includes a revolving credit line in the original amount of $2,900,000 bearing interest at the rate of 5% per annum and a letter of credit in the amount of $1,250,000 that presently serves as collateral for the Comerica Bank revolving line of credit. The maximum amount on the revolving line of credit declines $72,500 per quarter, commencing in 2005, and was $1,885,000 at October 31, 2008. This credit facility is subordinate to the Comerica Bank revolving line of credit. The Company must comply with certain financial and non-financial covenants, which include that without the consent of Bluebird, the Company may not make any acquisition or investment in excess of an aggregate of $150,000 each fiscal year outside the ordinary course of business or enter into any merger or similar reorganization. The Company was in compliance with the covenants at October 31, 2008.

Interest expense on this credit facility was $102,487 and $118,102 for the fiscal years ended October 31, 2008 and 2007, respectively. Accrued interest payable to Bluebird as of October 31, 2008 and 2007 was $694,709 and $592,222, respectively.

Bluebird owns all of the outstanding Series A 2% Convertible Preferred Stock of the Company. On an as-converted basis, these shares would represent approximately 16.1% of the outstanding Common Stock of the Company as of October 31, 2008. See Note 6.

Ashford Capital, LLC Note

In May 2007, the Company issued at par an unsecured note to Ashford Capital, LLC in the amount of $125,000 bearing interest at 8% per annum, principal and interest payable on May 15, 2010.

Interest expense on the Ashford Capital, LLC note was $10,000 and $5,233 for the fiscal years ended October 31, 2008 and 2007, respectively, all of which was accrued and unpaid.

NOTE 5. COMMITMENTS AND CONTINGENCIES

Leases

The Company maintains its principal offices and warehouse in leased facilities in Inglewood, California. The lease expires in June 2009 and provides for monthly rental payments of $51,200. The Company is also responsible for the monthly payment of $6,624 for the common area operating expenses, utilities and insurance. In January 2009 this lease was amended. See Note 11.

The Company operates a warehouse and sales office in Belgium under a lease that expires in September 2009. The lease provides for minimum monthly rental payments of $2,012.

The Company leases two automobiles under operating leases with aggregate monthly lease payments of approximately $2,300. The leases expire in February 2009 and May 2012.

The Company also leases office equipment under operating leases requiring aggregate monthly payments of approximately $1,200. The leases expire in April 2009 and October 2012.

Future minimum lease payments on these leases as of October 31, 2008 were as follows:

Year Ending October 31,	Lease Payments
2009	$498,047
2010	33,246
2011	23,819
2012	13,895
Total	**$569,007**

Rent expense was $568,626 and $692,442 for the fiscal years ended October 31, 2008 and 2007, respectively (net of sublease income of $36,000 and $6,000, respectively).

Employment Agreements

In March 2008 the Company entered into employment agreements with its four executive officers. The employment agreement with Michael Prince, the Company's President, Chief Executive Officer and Chief Financial Officer, superseded his prior employment agreement. Under these employment agreements, the officers' annual base salaries are as follows: Michael Prince--$320,000; Kevin Seifert--$120,000; Raul Khantzis--$120,000 and Jill Gardner--$110,000. The annual base salaries increase a minimum of 5% on April 15 each year, commencing April 15, 2009. In addition, the Company has agreed to make contributions to the officers' accounts in the Company's 401(k) plan each year in an amount equal to a specified percentage, ranging from 40% to 100% depending on the officer's age, of the maximum allowable employee contribution for such year under the rules of the Internal Revenue Service, up to a maximum of $30,000 each year. The Company may terminate an officer's employment at any time and each officer may terminate his or her employment at any time upon 30 days' prior notice. If an officer's employment is terminated by the Company without cause or by the officer for "good reason," the officer will be entitled to continue to receive base salary until the later to occur of six months from termination of employment or March 1, 2011 (2013 for Mr. Prince) and continuation of certain other benefits. "Good reason" is defined to include, among other things, an adverse change in the employee's position, responsibilities or duties, a reduction in compensation or assignment to an office or location outside the Los Angeles metropolitan area on other than a temporary basis.

Consulting Agreements

In June 2000, the Company entered into a consulting agreement with a consultant to provide advice and assistance to the Company. Pursuant to the agreement, as amended, this unsecured consulting obligation is payable in monthly installments of $4,000 through October 2008. Total fees paid for this consulting obligation for the fiscal years ended October 31, 2008 and 2007 were $40,000 and $36,000, respectively. Total remaining minimum payments under this consulting obligation at October 31, 2008 are $8,000.

The Company has a consulting agreement with Dartmouth Commerce of Manhattan, Inc. that provides for compensation of $55,000 per year. Richard M. Torre, the Chairman of the Board of the Company, owns Dartmouth Commerce. The Consulting Agreement may be terminated by either party at any time. The Company paid consulting fees under this agreement of $55,000 in each of the fiscal years ended October 31, 2008 and 2007.

License Agreements

The Company has entered into license agreements that grant to it the exclusive right to distribute, market and sell prescription eyeglass frames and in certain cases sunwear under various brand names in the United States and other designated territories. All of these license agreements contain minimum net sales and/or minimum royalty requirements, and certain of the license agreements have minimum advertising expenditure requirements. All of the license agreements permit the licensor to terminate the license upon material breach or default by the Company. The Company was in compliance with its license agreements as of October 31, 2008.

License	Expiration Date	Renewable Through
bebe eyes	June 2010	--
Carmen Marc Valvo Eyewear	January 2012	January 2015
Cutter & Buck Eyewear	December 2009	December 2011
Dakota Smith Eyewear	February 2010	--
Hart Schaffner Marx Eyewear	December 2010	December 2012
Hummer Eyegear	June 2010	--
Laura Ashley Eyewear	January 2010	--
Michael Stars Eyewear	October 2011	October 2013
Nicole Miller Eyewear	March 2012	--

The Company may not renew a license if it is in material default under the license agreement or, in certain cases, does not meet certain minimum sales and/or royalty requirements.

Total minimum royalties payable under all of the Company's license agreements at October 31, 2008 were as follows:

Year Ending October 31,	Minimum Royalties
2009	$2,082,909
2010	1,572,917
2011	506,250
2012	233,333
Total	**$4,395,409**

Total royalty expense charged to operations for the fiscal years ended October 31, 2008 and 2007, was $1,995,727 and $1,961,840, respectively.

Litigation

At October 31, 2008, the Company was not involved in any material litigation.

NOTE 6. SHAREHOLDERS' EQUITY

General

The Company's Articles of Incorporation authorize 5,000,000 shares of preferred stock, par value $0.001 per share, and 30,000,000 shares of Common Stock, par value $0.001 per share. The Board of Directors has the authority to issue the preferred stock in one or more series with such designations, rights, and preferences as may be determined from time to time by the Board of Directors without shareholder approval.

Designation and Issuance of Series A 2% Convertible Preferred Stock

In April 2003, Board of Directors authorized a new series of preferred stock, consisting of 1,300,000 shares and designated the "Series A 2% Convertible Preferred Stock" (the "Series A Preferred"). Pursuant to such authorization, the Company issued 1,200,000 shares to Bluebird for $800,000, or $0.6667 per share. The Series A Preferred provides for cumulative dividends at the rate of 2% per annum payable in cash or additional shares of Series A Preferred, and has a liquidation preference equal to $0.67 per share plus accrued and unpaid dividends. The Company has the right to redeem the Series A Preferred, commencing on April 21, 2005 at the liquidation preference plus accrued and unpaid dividends and a premium of $450,000.

The Company must redeem the Series A Preferred upon certain changes of control, as defined in the agreement, to the extent the Company has the funds legally available at the same redemption price. The Series A Preferred is convertible into Common Stock on a share-for-share basis, subject to adjustments for stock splits, stock dividends, and similar events.

The holders of the Series A Preferred do not have voting rights, except as required by law, provided, however, that at any time two dividend payments are not paid in full, the Board of Directors of the Company will be increased by two and the holders of the Series A Preferred, voting as a single class, will be entitled to elect the additional directors. Bluebird received demand and piggyback registration rights for the shares of Common Stock into which the Series A Preferred may be converted. As of October 31, 2008, the Board of Directors had not declared any dividends on the Series A Preferred and dividends in arrears were approximately $92,778 (138,474 shares of Series A Preferred). Accordingly, the holders of the Series A Preferred have the right to increase the size of the Board by two and elect the two new directors. There is only one holder of record of the Series A Preferred, and that holder of the Series A Preferred has waived that right through 2009.

Stock Options and Warrants

The Company had one stock-based compensation plan, the 1997 Stock Plan, which terminated in May 2007. Options granted under the Plan remain outstanding and expire in accordance with their terms through 2009.

The following is a summary of stock option activity under the 1997 Stock Plan for the last two fiscal years ended October 31, 2008:

	Number of Shares	**Exercise Price**	**Weighted Average Exercise Price**
Outstanding, October 31, 2006	97,200	$4-$10	$7.64
Canceled	(59,900)	$4-$10	$4.00
Outstanding, October 31, 2007	37,300	$4	$4.00
Canceled	(3,000)	$4	$4.00
Outstanding, October 31, 2008	34,300	$4	$4.00
Exercisable, October 31, 2008	**34,300**	**$4**	**$4.00**

No options were granted during the fiscal years ended October 31, 2008 and 2007.

Warrants

The following is a summary of warrants activity during the last two fiscal years ended October 31, 2008:

	Number of Shares	**Exercise Price**	**Weighted Average Exercise Price**
Outstanding, October 31, 2006	100,000	$0.67	$0.67
Issued	300,000	$0.6875	$0.6875
Outstanding, October 31, 2007	400,000	$0.67-$0.6875	$0.6831
Exercised	(100,000)	$0.67	$0.67
Outstanding, October 31, 2008	300,000	$0.6875	$0.6875
Exercisable, October 31, 2008	**300,000**	**$0.6875**	**$0.6875**

The 300,000 warrants outstanding at October 31, 2008 are held by Ashford Capital, LLC. The warrants have an exercise price of 68.75 cents per share and expire on May 15, 2010. If the Company issues any common stock or common stock equivalents for a purchase price less than the current exercise price of the warrants, the exercise price of the warrants will be reduced by 200% of the difference between the exercise price of the warrants and the purchase price of such common stock. Ashford Capital, LLC has agreed not to exercise the warrants if such exercise would result in it beneficially owning more than 9.9% of the outstanding common stock of the Company. At the date of issuance, the value of these warrants was determined to be nominal.

NOTE 7. EARNINGS PER SHARE

The Company calculates earnings per share in accordance with SFAS No. 128, "*Earnings Per Share.*" Diluted earnings per share is computed similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

Year ended October 31, 2008	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings per share	$605,515	6,908,516	0.09
Conversion of preferred stock	16,000	1,338,474	(0.01)
Diluted earnings per share	**$ 621,515**	**8,246,990**	**$ 0.08**

Year ended October 31, 2007	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings per share	2,647,104	6,712,625	0.39
Conversion of preferred stock	16,000	1,312,154	(0.06)
Diluted earnings per share	**$ $2,663,104**	**8,024,779**	**$ 0.33**

The following potential common shares have been excluded from the computation of diluted earnings per share because the effect would have been anti-dilutive:

	2008	**2007**
Stock options	34,300	37,300
Warrants	300,000	400,000
Total	**334,300**	**437,300**

NOTE 8. INCOME TAXES

On November 1, 2007, the Company adopted the provision of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 ("FIN No. 48"). FIN No. 48 also provides guidance on derecognition, measurement, classification, interest and penalties, disclosure, and other topics. The adoption of FIN No. 48 had no impact on the financial statements, as the Company had no material uncertain income tax positions which would result in a liability to the Company. The Company recognized no interest or penalties on income taxes in its statement of operations for the years ended October 31, 2008. Management believes that with few exceptions, the Company is no longer subject to income tax examinations by any tax authorities for years before October 31, 2004.

Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes as of October 31, 2008 and 2007 consisted of the following:

	2008	2007
Allowance for doubtful accounts	$ 18,000	$ 23,000
Capitalization of inventory costs	259,000	229,000
Sales returns reserve	125,000	193,000
Depreciation and amortization	2,441,000	2,430,000
Net operating loss carry-forward	5,530,000	5,557,000
Other	18,000	22,000
Valuation allowance	(5,413,800)	(5,476,800)
Total deferred tax assets	**$2,977,200**	**$2,977,200**

The following table presents the current and deferred income tax provision for (benefit from) federal and state income taxes for the fiscal years ended October 31, 2008 and 2007:

	2008	2007
Current		
Federal	$	$ —
State	8,320	9,366
	8,320	9,366
Deferred taxes		
Federal, current	—	(121,500)
Federal, non-current	—	(1,978,500)
	—	(2,100,000)
Total provision (benefit) for income taxes	**$ 8,320**	**$ (2,090,634)**

A reconciliation of the benefit from income taxes and the amount computed by applying the federal statutory rate to income before benefit for income taxes for the fiscal years ended October 31, 2008 and 2007 is as follows:

	2008	2007
Computed income tax provision at federal statutory rate	$ 214,144	$ 194,640
Increase (decrease) resulting from		
State income taxes	37,193	34,406
Permanent items	2,596	972

Change in valuation allowance	(243,013)	(2,320,652)
Other, net	(2,600)	—
Total	**$ 8,320**	**$ (2,090,634)**

The Company recorded taxes of $8,320 in the fiscal year ended October 31, 2008 and recognized a net tax benefit of $2,090,634 in the fiscal year ended October 31, 2007. The Company recorded decreases in the valuation allowance on its deferred tax asset of $243,013 and $2,320,652 in the fiscal years ended October 31, 2008 and 2007. respectively. The Company reduced the valuation allowance as a result of its profitability during the prior years and its future outlook. As of October 31, 2008, the Company's net deferred tax asset was $2,977,000 and it had a valuation allowance of $5,057,000 against the deferred tax asset.

As of October 31, 2008, the Company had net operating loss carry-forwards for federal and state income tax purposes of approximately $15,156,000 and $4,271,000, respectively, which expire at various times from 2021 through 2027.

As of October 31, 2007, the Company had net operating loss carry-forwards for federal and state income tax purposes of approximately $15,224,000 and $4,299,000, respectively.

The Company has net operating loss carry-forwards for which partial benefit for income taxes has been provided. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not a portion of deferred tax assets will not be realized.

Realization of this deferred tax asset is dependent on the Company's ability to generate future taxable income. Management believes that it is more likely than not that the Company will generate taxable income to utilize some of the tax carry-forwards before their expiration. However, there can be no assurance that the Company will meet its expectation of future income. As a result, the amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income are reduced. Such occurrence could materially adversely affect the Company's results of operations and financial condition. The Company recognized the reversal of the deferred tax asset valuation of $2,100,000 during the fourth quarter of the fiscal year ended October 31, 2007. There were no other extraordinary, unusual or infrequently occurring items recognized in the fourth quarter of the fiscal years ended October 31, 2008 and 2007.

As of October 31, 2008 and 2007, the Company had available alternative minimum tax credit carry-forwards for tax purposes of approximately $114,000 that may be used indefinitely to reduce regular federal income tax until exhausted.

NOTE 9. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) profit sharing plan covering all eligible employees. Eligible employees may elect to contribute up to $15,500 of their annual compensation and, if they are 50 years old or above, may elect a catch–up contribution of $5,000. The Company may also elect to make discretionary contributions. In the fiscal years ended October 31, 2008 and 2007 the Company provided matching contributions of $27,500 and $40,049, respectively.

NOTE 10. FOREIGN OPERATIONS

The Company operates a warehouse and sales office in Belgium. The following is a summary of the Company's foreign operations:

	2008	2007
Balance Sheet		
Identifiable assets	$391,367	$426,978

	2008	2007
Statement of Operations		
Net sales	$871,491	$996,397
Net income (loss)	$(55,216)	$(178,394)

The Company also exports directly from the United States to foreign countries. During the fiscal years ended October 31, 2008 and 2007, exports from the United States amounted to $1,500,926 and $1,791,640, respectively.

NOTE 11. SUBSEQUENT EVENT

On January 26, 2009 the Company amended the lease for its principal offices and warehouse in Inglewood, California. The amendment extended the term for two years to June 30, 2011, granted the Company a two-year renewal option, and reduced the monthly rent during the extended term to $48,000 for the year ending June 30, 2010 and $49,000 for the year ending June 30, 2011.

Item 9—Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Grobstein Horwath & Company LLP ("GHC") audited our financial statements for fiscal years 2004 through 2007. Effective December 8, 2008, the personnel of GHC joined Crowe Horwath LLP ("Crowe") and GHC resigned as the Company's independent auditors. On December 9, 2008, the Company engaged Crowe as its independent auditor for the audit of the Company's financial statements for the year ended October 31, 2008. The Company's Audit Committee approved this engagement.

The audit reports of GHC on the financial statements of the Company as of and for fiscal years 2007 and 2006 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company's two most recent fiscal years ended October 31, 2007 and 2006 and through December 9, 2008, the Company did not consult with Crowe on (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that may be rendered on the Company's financial statements, and Crowe did not provide either a written report or oral advice to the Company that was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) the subject of any disagreement, as defined in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions, or a reportable event within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

In connection with the audits of the Company's financial statements for the fiscal years 2007 and 2006 and through December 8, 2008, there were: (i) no disagreements between the Company and GHC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of GHC, would have caused GHC to make reference to the subject matter of the disagreement in their reports on the Company's financial statements for such years, and (ii) no reportable events within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

Item 9A—Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) that are designed to assure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide reasonable assurance only of achieving the desired control objectives, and management necessarily is required to apply its judgment in weighting the costs and benefits of possible new or different controls and procedures. Limitations are inherent in all control systems, so no evaluation of controls can provide absolute assurance that all control issues and any fraud within we have been detected.

As required by Exchange Act Rule 13a-15(b), as of the end of the period covered by this report, management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer (the same person has both titles), evaluated the effectiveness of our disclosure controls and procedures. Based on this evaluation, management concluded that our disclosure controls and procedures were effective as of that date.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of October 31, 2008. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors ; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer (the same person has both titles), we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "*Internal Control—Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on the above evaluation, our management has concluded that, as of October 31, 2008, we did not have any material weaknesses in our internal control over financial reporting and our internal control over financial reporting was effective.

This annual report does not include an attestation report of a registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Controls

There was no change in our internal control over financial reporting during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B—Other Information

On January 26, 2009 we amended our lease with Roxbury Property Management for our principal offices and warehouse in Inglewood, California. The amendment extended the term for two years to June 30, 2011, granted us a two-year renewal option, and reduced our monthly rent during the extended term. See "Item 2—Properties" for information on the lease, as amended.

PART III

Item 10—Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

The information under the captions "Election of Directors – Information About the Nominees, and – Board Committees – Audit Committee" and "Other Information – Executive Officers, - Compliance with Section 16(a) Beneficial Ownership Reporting and - Code of Ethics" in our definitive proxy statement for the 2008 Annual Meeting of Shareholders (the "Proxy Statement") is incorporated herein by reference.

Item 11—Executive Compensation

The information under the caption "Other Information – Compensation of Executive Officers" in the Proxy Statement is incorporated herein by reference.

Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information under the captions "Other Information - Security Ownership of Principal Shareholders, Directors and Executive Officers" in the Proxy Statement is incorporated herein by reference.

Item 13—Certain Relationships and Related Transactions

The information under the caption "Other Information – Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

Item 14—Principal Accountant Fees and Services

The information under the caption "Independent Public Accountants" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15—Exhibits and Financial Statement Schedules

(a) **Documents Filed as Part of Report:**

1. **Financial Statements:**

Independent Auditor's Reports

Balance Sheets at October 31, 2008 and 2007

Statements of Operations for the years ended October 31, 2008 and 2007

Statements of Changes in Shareholders' Equity for the years ended October 31, 2008 and 2007

Statements of Cash Flows for the years ended October 31, 2008 and 2007

2. **Financial Statement Schedules:**

Schedule II—Valuation and Qualifying Accounts

3. **Exhibits:**

See attached Exhibit List

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNATURE EYEWEAR, INC.
By: /s/ MICHAEL PRINCE
Michael Prince
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael Prince Michael Prince	Chief Executive Officer, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	February 12, 2009
/s/ Edward Meltzer Edward Meltzer	Director	February 12, 2009
/s/ Drew Miller Drew Miller	Director	February 12, 2009
/s/ Ted Pasternack Ted Pasternack	Director	February 12, 2009
/s/ Richard M. Torre Richard M. Torre	Chairman of the Board	February 12, 2009

EXHIBIT INDEX

Exhibit Number	Exhibit Description
3.1	Restated Articles of Incorporation of Signature Eyewear, Inc. ("Signature"). Certificate of Determination of Series A 2% Convertible Preferred Stock of Signature Eyewear, Inc., filed April 21, 2003 with the California Secretary of State.
3.2	Amended and Restated Bylaws of Signature. Incorporated by reference to Exhibit 3.2 to Signature's Form S-1 (SEC Registration No. 333-30017), filed with the Commission on June 25, 1997, as amended.
4.1	Specimen Stock Certificate for Common Stock. Incorporated by reference to Exhibit 4.1 to Signature's Form S-1 (SEC Registration No. 333-30017), filed with the Commission on June 25, 1997, as amended.
4.2	Specimen Stock Certificate for Series A 2% Convertible Preferred Stock.
10.1	1997 Stock Plan. Incorporated by reference to Exhibit 10.1 to Signature's Form S-1 (SEC Registration No. 333-30017), filed with the Commission on June 25, 1997, as amended.
10.2	Form of Signature's Stock Option Agreement (Non-Statutory Stock Option). Incorporated by reference to Exhibit 10.2 to Signature's Form S-1 (SEC Registration No. 333-30017), filed with the Commission on June 25, 1997, as amended.
10.3	Form of Indemnification Agreement for Directors and Officers. Incorporated by reference to Exhibit 10.3 to Signature's Form S-1 (SEC Registration No. 333-30017), filed with the Commission on June 25, 1997, as amended.
10.4	License Agreement dated May 28, 1991, between Laura Ashley Manufacturing B.V. and Signature, as amended August 2, 1993; Further Amending Agreement dated December 18, 2002; Letter Amendment dated as of April 14, 2003; and Letter Agreement dated February 9, 2007. [Portions of this Exhibit have been deleted and filed separately with the Commission pursuant to a grant of Confidential Treatment.]
10.5	Lease Agreement, dated March 7, 2005, between Signature and Roxbury Property Management Incorporated by reference to Exhibit 10.1 to Signature's Quarterly Report on Form 10-Q for the quarter ended April 30, 2005.
10.6	Agreement dated April 21, 2003: US $4,150,000 Credit Facility for Signature provided by Bluebird Finance Limited; Security Agreement dated April 21, 2003 between Signature as Debtor and Bluebird Finance Limited as Secured Party.
10.7	Stock Purchase Agreement dated April 21, 2003 between Bluebird Finance Limited and Signature.
10.8	Consulting Agreement dated as of April 1, 2003 between Signature and Dartmouth Commerce of Manhattan, Inc.

10.9 Trademark License Agreement dated October 12, 2005 between Signature and Kobra International, Ltd. T/A Nicole Miller. Incorporated by reference to Exhibit 10.16 of Signature's Annual Report on Form 10-K for the year ended October 31, 2005. [Portions of this Exhibit have been deleted and filed separately with the Securities and Exchange Commission pursuant to a grant of Confidential Treatment.] Amendment One dated July 7, 2008 to the License Agreement by and between Kobra International, Ltd. d/b/a Nicole Miller and the Company, dated October 12, 2005. Incorporated by reference to Exhibit 10.1 of Signature's Quarterly Report on Form 10-Q for the quarter ended July 31, 2008. [Portions of this Amendment have been deleted and filed separately with the Commission pursuant to a grant of Confidential Treatment.]

10.10 License Agreement dated September 23, 1999 between Signature and bebe stores, inc.; Amendment dated September 23, 1999; Amendment Two dated June 4, 2002; Amendment Three dated July 3, 2003; and Amendment Four dated April 5, 2005. Incorporated by reference to Exhibit 10.19 of Signature's Annual Report on Form 10-K for the year ended October 31, 2005. Amendment Five dated June 28, 2006. Incorporated by reference to Exhibit 10.16 of Signature's Annual Report on Form 10-K for the year ended October 31, 2006. Amendment Six dated December 31, 2006. Incorporated by reference to Exhibit 10.2 of Signature's Quarterly Report on Form 10-Q for the quarter ended January 31, 2007. Amendment Seven dated August 23, 2007. Incorporated by reference to Exhibit 10.16 of Signature's Annual Report on Form 10-K for the year ended October 31, 2007. [Portions of this Exhibit have been deleted and filed separately with the Securities and Exchange Commission pursuant to a grant of Confidential Treatment.]

10.11 Loan and Security Agreement dated September 14, 2007 between Signature and Comerica Bank. Incorporated by reference to Exhibit 10.17 of Signature's Annual Report on Form 10-K for the year ended October 31, 2007. [Portions of this Exhibit have been deleted and filed separately with the Securities and Exchange Commission pursuant to a grant of Confidential Treatment.]

10.12 Employment Agreement dated March 11, 2008 between Signature and Michael Prince. Incorporated by reference to Exhibit 10.1 of Signature's Quarterly Report on Form 10-Q for the quarter ended April 30, 2008.

10.13 Employment Agreement dated March 11, 2008 between Signature and Jill Gardner. Incorporated by reference to Exhibit 10.2 of Signature's Quarterly Report on Form 10-Q for the quarter ended April 30, 2008.

10.14 Employment Agreement dated March 11, 2008 between Signature and Raul Khantzis. Incorporated by reference to Exhibit 10.3 of Signature's Quarterly Report on Form 10-Q for the quarter ended April 30, 2008.

10.15 Employment Agreement dated March 11, 2008 between Signature and Kevin D. Seifert. Incorporated by reference to Exhibit 10.4 of Signature's Quarterly Report on Form 10-Q for the quarter ended April 30, 2008.

23.1 Consent of Crowe Horwath LLP

23.2 Consent of Grobstein Horwath & Company LLP

31.1 Certification Pursuant to SEC Rule 13a-14(a)/15d-14(a)

32.1 Certification Pursuant to 18 U.S.C. § 1350

99.1 Schedule II—Valuation and Qualifying Accounts.